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                                  Exhibit D-4


Commission Opinions, Orders and Notices
Edison Sault Electric Company
Docket No. EC00-131-000

           Order Authorizing Disposition of Jurisdictional Facilities

                           (Issued November 9, 2000)


Before Commissioners: James J. Hoecker, Chairman; William L. Massey, Linda Breathitt, and Curt H (acute)ebert, Jr.


I.   Introduction

     On August 28, 2000, Edison Sault Electric Company (Edison Sault) filed an application pursuant to Section 203 of the Federal Power Act (FPA), 16 U.S.C.
(S) 824(b) (1994), for Commission authorization to transfer ownership and operational control of certain jurisdictional transmission assets (Divestiture) Transaction) to American Transmission Company LLC (ATC). [FN1] Pursuant to the Divestiture Transaction, these jurisdictional transmission assets comprise the integrated, high-voltage (50 kV and above) transmission system that Edison Sault currently owns and operates. As discussed below, we will authorize the transfer of jurisdictional facilities as consistent with the public interest.


II.  Background

     A.   Description of the Parties to the Transaction

     Edison Sault is a public utility operating company that owns electric generation, transmission, and distribution facilities located in the State of Michigan. It provides retail electric service to approximately 22,000 customers located on Michigan's Eastern Upper Peninsula. Edison Sault also transmits and sells electric energy at wholesale. It is a member of the East Central Area Reliability Council. Currently, Edison Sault's only transmission customer, Cloverland Electric Cooperative (Cloverland), takes service under a pre-Order No. 888 transmission agreement. Edison Sault proposes to assign this contract to ATC, which will take over Edison Sault's rights and responsibilities to provide and receive transmission service under the contract. [FN2]

     ATC is a for-profit transmission company created by Wisconsin law that will be owned by Edison Sault and certain other utilities. [FN3] ATC will take ownership and operational control of the contributing transmission systems in Eastern Wisconsin (i.e., that part of
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Wisconsin that is within the Mid-American Interconnected Network, Inc.) and in limited areas of Michigan and Illinois. All but one of the Participating Entities are investor-owned utilities and will receive equity ownership in ATC in proportion to the net book value of the transmission facilities each utility contributes. [FN4]

     ATC and its member utilities will join the Midwest Independent Transmission System Operator, Inc. (Midwest ISO) and transfer operational control of the ATC transmission assets to the Midwest ISO as soon as the Midwest ISO begins operations. [FN5] Until the Midwest ISO begins operations, ATC will provide transmission service and ancillary services under its own Order No. 888 Open Access Transmission Tariff (OATT). After the Midwest ISO begins operating, ATC's transmission customers will become transmission customers of the Midwest ISO. At that time, the Midwest ISO will become the Transmission Provider and provide service under its OATT.


B.   Description of the Proposed Transaction

     Edison Sault requests Commission authorization to transfer its transmission assets to ATC in exchange for an equity interest in ATC. The jurisdictional assets being transferred include all of Edison Sault's transmission facilities rated 50 kV and above (including transmission lines, transformers and substations), as well as related books, records, contracts, tariffs and rate) schedules pursuant to which Edison Sault provides transmission service at wholesale. ATC will acquire ownership and operational control over these assets as a result of the transfer.

     The application states that in order to avoid potential adverse tax consequences, Edison Sault may choose not to directly transfer its transmission assets to ATC, but instead to transfer those assets first to an affiliated company that would then ultimately transfer those assets to ATC.


C.   Applicant's Statement of Public Interest

     Edison Sault argues that the proposed transfer of transmission assets is consistent with the public interest. Edison Sault points out that its proposed transfer is the same as the proposed transfers by other utilities that have already been approved by the Commission. [FN6]

     Edison Sault contends that the proposed transaction will have a beneficial effect on competition in the electric generation market and no adverse impact on the regulated transmission market. Edison Sault argues that the proposed transaction goes beyond the requirements of Order No. 888 because it is corporate unbundling. Edison Sault notes that generation markets should become less concentrated once ATC transfers operation and control of the transmission facilities to the Midwest ISO because this will expand the geographic scope of relevant generation markets, providing greater sources of supply. Edison Sault also notes that the proposed transaction does not involve the disposition of ) any generating assets.
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     Edison Sault also contends that the proposed transaction will have a beneficial or neutral impact on rates. Edison Sault claims that rates for transmission service on the facilities will remain the same or decline, and the rates charged for generation-based ancillary services will also be unchanged. Finally, Edison Sault contends that the proposed transaction will have no negative impact on regulation at either the state or Federal level. Edison Sault will continue to be subject to Commission jurisdiction for wholesale sales. The proposed transaction will not result in the formation of a registered holding company. Edison Sault points out further that ATC will also be a public utility subject to the Commission's authority. Edison Sault also notes that it will continue to be fully subject to the jurisdiction of the Michigan Public Service Commission for its retail rates.

     Edison Sault also claims that the transfer is consistent with Order No. 2000 because it will facilitate greater separation of generation and transmission ownership, and will allow Edison Sault to meet all of the RTO criteria set out in Order No. 2000 through its membership in the Midwest ISO. [FN7]


III. Notice of Filing, Interventions, Protests and Answers

Notice of the filing was published in the Federal Register, 65 Fed. Reg. 55,235
(2000), with comments, protests, and interventions due on or before September 18, 2000. ATC, Consumers Energy Company (Consumers Energy), and Wisconsin Electric Power Company (Wisconsin Electric) filed timely motions to intervene raising no issues. The Michigan Public Service Commission (Michigan Commission) filed a notice of intervention and the State of Michigan filed a motion to intervene. Cloverland filed a timely motion to intervene and protest. On October 3, 2000, Edison Sault filed an answer to Cloverland's motion to intervene and protest.

     Cloverland is a rural electric cooperative and a borrower from Rural Utilities Services, and therefore is exempt from the Commission's jurisdiction under the FPA. Cloverland and Edison Sault are parties to a Transmission Coordination Agreement (Agreement) through which their transmission facilities operate as a single integrated system. Each party invests in the combined, integrated transmission system in proportion to its capacity requirements.

     Cloverland supports Edison Sault's participation in ATC. However, Cloverland believes that the application should address the effects of the proposed transaction on Cloverland's and Edison Sault's Agreement. Cloverland requests the Commission to condition its approval to ensure that Cloverland's transmission costs will be treated the same as the transmission costs of other ATC participants. Cloverland also requests the Commission to impose a condition to ensure that Cloverland's facilities will be treated the same as Edison Sault's facilities under the applicable OATTs vis-a-vis transmission credits, a share of revenues for transmission service, or other similar recognition of Edison Sault's facilities. Finally, Cloverland requests the Commission to condition its approval upon a requirement that Cloverland and its transmission facilities be treated the same as those of other ATC participants.

     In its answer, Edison Sault argues that Cloverland's concerns should be addressed in
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ATC's pending Section 205 application in Docket No. ER00-3316-000 and not in this proceeding. Edison Sault contends that the methodology of computing cost responsibility under the Agreement will not change once Edison Sault's facilities are transferred to ATC. Edison Sault contends further that, if there are circumstances in which Cloverland believes it is entitled to transmission credits or other revenues, Edison Sault will be willing to discuss such circumstances with Cloverland. Edison Sault also notes that Cloverland may seek redress from the Commission in another proceeding for any transmission credits or other revenues to which it believes it is entitled. Edison Sault points out that Cloverland is free to transfer its transmission assets to ATC and become an ATC participating member. It concludes that Cloverland's concerns about its ability to participate in ATC do not relate to the Commission's approval of Edison Sault's application in this proceeding.


IV.  Discussion

     A.  Procedural Matters

     Under Rule 214 of the Commission's Rules of Practice and Procedure, [FN8] the notice of intervention of the Michigan Commission and the timely, unopposed motions to intervene of ATC, Consumers Energy, Wisconsin Electric, Cloverland and the State of Michigan serve to make them parties to this proceeding.

     Rule 213 of the Commission's Rules of Practice and Procedure [FN9] prohibits answers unless otherwise permitted by the decisional authority. We find that good cause exists to allow Edison Sault's answer because it provides additional information that assists us in the decision-making process.

     B.   Standard of Review and Analysis of the Application

     Section 203(a) of the FPA provides that the Commission must approve a disposition if it finds it "will be consistent with the public interest." [FN10] The Commission's Merger Policy Statement provides that the Commission will generally take account of three factors in its analysis: (1) the effect on competition; (2) the effect on rates; and (3) the effect on regulation. [FN11] For the reasons discussed below, we find that the proposed transaction is consistent with the public interest. Accordingly, we will approve the proposed disposition of facilities.

     While the proposed transfer results in a change of ownership and control of jurisdictional transmission facilities, it does not involve any transfer of generating facilities. No party alleges an adverse effect on competition as a result of this disposition. Therefore, we conclude the proposed transfer will have no adverse effect on competition. We find that the proposed transaction will not adversely affect rates. Cloverland, Edison Sault's only transmission customer, and ATC can coordinate their operations under the coordinated transmission system in the same fashion as was done in the pre-Order No. 888 Agreement between Edison Sault and Cloverland. We find no evidence that Cloverland's rates for transmission service will increase. The rates charged for generation-based ancillary services provided by Edison Sault under the
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WEC Operating Companies' OATT will also be unchanged. Therefore, we conclude that the proposed transfer will not adversely affect rates.

     We also agree with Edison Sault and are satisfied that the proposed transfer will not adversely affect Federal or state regulation. Edison Sault will remain subject to our jurisdiction. We also note that Edison Sault will continue to be subject to the jurisdiction of the Michigan Commission with respect to retail rates charged by Edison Sault, either as a provider of electricity or as a provider of electric delivery services for unbundled retail electricity sales. To the extent that the Michigan Commission loses jurisdiction over the transmission component of Edison Sault's retail sales, that component will continue to be subject to Commission regulation and thus will not fall into a regulatory gap. Finally, we note that the proposed transfer also is consistent with the Wisconsin law that encourages utilities to transfer ownership of their transmission assets to ATC. Therefore, we conclude that the transfer will not impair regulation.

     Cloverland asked the Commission to impose conditions relating to the treatment of Cloverland's transmission costs and transmission facilities and to impose a requirement that Cloverland and its facilities be treated the same as those of any other participant in ATC. We decline to do so. Cloverland may transfer its transmission assets to ATC and become a participating entity in ATC on its own initiative, and the Commission will review at that time ATC's acquisition of Cloverland's facilities. We find further that, if Cloverland has any concerns regarding its ability to participate in the ATC on the same terms as ATC's other participating members, Cloverland should raise those concerns in ATC's pending Section 205 application in Docket No. ER00-3316-000.

C.   Accounting Treatment

     Edison Sault's transmission facilities will betransferred to ATC at a net book value determined on the basis of the regulated books of the account at the time of the transfer. The transfer should be accounted for in accordance with Electric Plant Instruction No. 5 (Electric Plant Purchased or Sold) and Account 102 (Electric Plant Purchased or Sold) of the Uniform System of Accounts, 18 C.F.R Part 101 (1999). Edison Sault should file journal entries to clear

Account 102 within six months of the date of the sale. The filing should include detailed journal entries and any narrative statements necessary to explain the proposed accounting.

The Commission orders:

     (A) The proposed transfer of Edison Sault's jurisdictional facilities is hereby approved, as discussed in the body of this order.

     (B) The Commission retains authority under Sections 203(b) and 309 of the Federal Power Act to issue supplemental orders as appropriate.

     (C) Edison Sault is directed to account for the transaction in accordance with the Uniform System of Accounts and file journal entries to clear Account 102 within six months of the closing date of the transaction.
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     (D) The foregoing authorization is without prejudice to the authority of the Commission or any other regulatory body with respect to rates, service, accounts, valuation, estimates or determinations of cost, or any other matter whatsoever now pending or which may come before the Commission.

     (E) Nothing in this order shall be construed to imply acquiescence in any estimate or determination of cost or any valuation of property claimed or asserted.

     (F) Edison Sault is hereby directed to notify the Commission when the transfer of jurisdictional facilities is completed, within 10 days of the transfer.

     FN1 ATC is a Wisconsin limited liability company created pursuant to the State of Wisconsin's Reliability 2000 legislation for the purpose of owning and operating a high voltage transmission system in Wisconsin.

     FN2 Edison Sault notes, however, that Cloverland may choose to transfer its transmission assets to ATC and become a participating entity in ATC.

     FN3 The six companies besides Edison Sault that are initially transferring their transmission assets to ATCare Wisconsin Electric Power Company (WEPCO), Wisconsin Power & Light Company (WPL), Wisconsin Public Service Corporation
(WPS), South Beloit Water, Gas and Electric Company (SBWGE), Madison Gas & Electric Company (MGE), and Wisconsin Public Power, Inc. (WPPI). Collectively, all seven utilities are called the Participating Entities.

     FN4 WPPI, a municipal joint action agency that provides bulk power energy and other services to its municipal member-owners, does not own any transmission facilities. It will contribute cash to ATC, andwill receive an equity ownership interest in ATC approximately in proportion to the cash it contributes.

     FN5 Edison Sault filed with the Commission on December 29, 1999 a request to become a member of the Midwest ISO in Docket No. EC98-24-000. The Midwest ISO will begin operations on November 1, 2001. Edison Sault represents that the Midwest ISO intends to qualify itself as an RTO.

     FN6 See Wisconsin Electric Power Co., 90 FERC P 61,346 (2000); and Wisconsin Power & Light Co., 90 FERC P 61,347 (2000).

 FN7 Order No. 2000, 65 Fed. Reg. 809 (January 6, 2000); FERC Statutes and Regulations P 31,089 (December 20, 1999); and Order No. 2000-A, 65 Fed. Reg. 12,088 (March 8, 2000); FERC Statutes and Regulations P 31,092 (February 25,
2000).

 FN8 18 C.F.R. (S) 385.214 (2000).

 FN9 18 C.F.R. (S) 385.213(a) (2000).
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 FN10 16 U.S.C. (S) 824(b) (1994).

)

 FN11 See Inquiry Concerning the Commission's Merger Policy Under the Federal Power Act: Policy Statement, Order No. 592, 61 Fed. Reg. 68,595 (1996), FERC Statutes and Regulations P 31,044 (1996), order on reconsideration, Order No. 592-A, 62 Fed. 33,341 (1997), 79 FERC P 61,321 (1997) (Policy Statement).
Federal Energy Regulatory Commission
93 FERC P 61,146, 2000 WL 1687158 (F.E.R.C.)
END OF DOCUMENT